1

Exhibit 99.1
MARKET RELEASE

Marikana operations to provide processing capacity to offset Anglo Platinum Force Majeure
Johannesburg, 17 March 2020: Further to the announcement on 6 March 2020, regarding the temporary closure of Anglo American Platinum Limited’s (Anglo Platinum) converter plant at its Rustenburg Platinum
Mines (RPM) processing facilities, which led to Anglo Platinum declaring Force Majeure (FM) for a period of approximately 80 days, Sibanye-Stillwater has subsequently assessed how best to utilise spare PGM processing capacity at the Marikana operations and at the Precious Metal Refinery in Brakpan (Marikana
processing facilities).
Sibanye-Stillwater is accordingly pleased to announce that it has reached agreements in principle, with
Anglo Platinum regarding processing of all PGM containing material produced from its Rustenburg and
Platinum Mile operations and approximately half of the PGM containing material produced from the
Kroondal operations, at its Marikana processing facilities for at least the duration of the FM period. Prior to the FM declaration, PGM bearing concentrate from Rustenburg was smelted and refined by Anglo Platinum under a toll processing agreement while Kroondal and Platinum Mile PGM concentrate was subject to a
Purchase of Concentrate (PoC) agreement.
The terms of the revised processing agreements currently being finalised with Anglo Platinum at the different operations include:
1.
The Rustenburg operations:
a.
PGM concentrate from the Rustenburg operations will continue to be smelted by Anglo
Platinum on the same terms as the existing toll arrangement for the smelter portion, but thereafter, the resultant matte will be further processed and refined at the Marikana processing facilities.
2.
Platinum Mile
a. Platinum Mile concentrate will be sold to and processed by the Marikana processing facilities for the duration of the FM period under the same terms as the pre-existing PoC agreement with Anglo Platinum. All benefits of the PoC agreement will accrue to Marikana.
3.
The Kroondal operations
a.
The Kroondal operations currently operate under a Pool and Share Agreement (PSA) with
Anglo Platinum with 50% of the profits attributable to Sibanye-Stillwater shareholders and 50%
of the profits attributable to Anglo Platinum shareholders. For the duration of the FM period,
50% of the concentrate produced from the Kroondal PSA attributable to both parties will now be sold to and processed by the Marikana processing facilities under the same terms as the pre-existing PoC agreement with Anglo Platinum. All benefits of the PoC agreement for the
50% concentrate treated by the Marikana processing facilities will accrue to Marikana.
b.
The remaining 50% of the concentrate produced from the Kroondal PSA will continue to be sold to Anglo Platinum on materially the same terms and conditions as the pre-existing PoC agreement (delays in payment terms have been agreed).
Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709
Postal Address:
Private Bag X5 • Westonaria • 1780
Tel +27 11 278 9600 • Fax +27 11 278 9863

Furthermore, it has been agreed that concentrate in respect of Platinum Mile and the Kroondal PSA delivered up to 9 March 2020 will be sold to RPM in accordance with the pre-existing PoC agreements.
The additional material planned to be treated at the Marikana processing facilities will have no impact on forecast production from the Marikana operation which is unaffected by the FM event.
Discussions are ongoing with Anglo Platinum regarding the timing of delivery of refined metals from toll material from the Rustenburg operations which was in process prior to the FM declaration, and due to be delivered in March, April and May. Further detail in this regard will be provided in due course.

Neal Froneman CEO of Sibanye Stillwater commenting on the agreements said: “We welcome the finalisation of these arrangements with Anglo Platinum, which will largely offset the impact of the FM event on the Sibanye-Stillwater operations and result in a minimal impact on the production outlook for the SA
PGM operations. It is also pleasing to note the way our management team has optimised available capacity at the Marikana processing facilities, allowing us to minimise the potential impact on our contractual obligations to our customers and reducing the supply disruption caused by the unanticipated FM event.”
Ends
Investor relations contact:

Email: ir@sibanyestillwater.com
James Wellsted
Head of Investor Relations
Tel: +27 (0) 83 453 4014
Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Ends.

FORWARD LOOKING STATEMENTS
The information in this announcement may contain forward-looking statements within the meaning of the
“safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-
looking statements, including, among others, those relating to Sibanye-Stillwater Limited’s (“Sibanye-
Stillwater” or the “Group”) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater.

All statements other than statements of historical facts included in this announcement may be forward-
looking statements. Forward-looking statements also often use words such as “will”, “forecast”, “potential”,
“estimate”, “expect” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer and in the Group’s Annual Integrated
Report and Annual Financial Report, published on 29 March 2019, and the Group’s Annual Report on Form
20-F filed by Sibanye-Stillwater with the Securities and Exchange Commission on 5 April 2019 (SEC File no.
001-35785), and the Form F-4 filed by Sibanye Stillwater Limited with the Securities and Exchange Commission on 4 October 2019 (SEC File no. 333-234096) and any amendments thereto. Readers are cautioned not to place undue reliance on such statements.
The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others, our future business prospects; financial positions; debt position and our ability to reduce debt leverage; business, political and social conditions in the United States, United Kingdom, South Africa, Zimbabwe and elsewhere; plans and objectives of management for future operations; our ability to obtain the benefits of any streaming arrangements or pipeline financing; our ability to service our bond Instruments (High Yield Bonds and
Convertible Bonds); changes in assumptions underlying Sibanye-Stillwater’s estimation of their current mineral reserves and resources; the ability to achieve anticipated efficiencies and other cost savings in connection with past, ongoing and future acquisitions, as well as at existing operations; our ability to achieve steady state production at the Blitz project; the success of Sibanye-Stillwater’s business strategy; exploration and development activities; the ability of Sibanye-Stillwater to comply with requirements that they operate in a sustainable manner; changes in the market price of gold, PGMs and/or uranium; the occurrence of hazards associated with underground and surface gold, PGMs and uranium mining; the occurrence of labour disruptions and industrial action; the availability, terms and deployment of capital or credit; changes in relevant government regulations, particularly environmental, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretations thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings or other environmental, health and safety issues; power disruptions, constraints and cost increases; supply chain shortages and increases in the price of production inputs;
fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages of mines for safety incidents and unplanned maintenance;
the ability to hire and retain senior management or sufficient technically skilled employees, as well as their ability to achieve sufficient representation of historically disadvantaged South Africans’ in management positions; failure of information technology and communications systems; the adequacy of insurance coverage; any social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s operations; and the impact of HIV, tuberculosis and other contagious diseases. These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required).